April 11, 2013

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Re:	Redwood Trust, Inc.

Responses to Comments on:

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed on February 26, 2013

File No. 1-13759

Dear Mr. Gordon,

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following response in reply to the Staff’s comment letter dated April 1, 2013 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “2012 Form 10-K”). For your convenience, each of my responses is preceded with an italicized recitation of the comment set forth in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2012

Changes in Book Value and Estimated Non-GAAP Economic Value, page 50

1.	Please tell us why management believes the measure Estimated Non-GAAP Economic Value provides useful information to investors. Please discuss in detail how the measure is calculated, and explain the reasons why adjustments are made to certain assets and liabilities to get to their fair values, and not others. For any adjustments, please also discuss any significant assumptions that were made. We may have further comment.

Management believes Estimated Non-GAAP Economic Value is useful to investors in that it shows a measure of shareholder value where all components of the balance sheet are reflected at their estimated economic values. To determine the economic value of shareholders equity, we adjusted components of our balance sheet that are held at amortized cost (or a combination of fair value and amortized cost) that otherwise may not approximate fair values. The carrying value of all other components of GAAP Book Value approximate fair values, and therefore are not adjusted.

Estimated Non-GAAP Economic Value is derived by adjusting four components of our Consolidated GAAP Balance Sheet: (i) long-term debt; (ii) net investments in consolidated Sequoia securitization entities, (iii) the net investment in our consolidated commercial securitization entity; and, (iv) the net investment in our consolidated residential resecuritization entity. For each of these components, the related assets or liabilities may not be reflected at their estimated fair values based on the accounting elections we apply under GAAP. We include the following detailed reconciliation of our GAAP book value per share to our Non-GAAP Economic Value per share in a narrative format on Page 50 of the 2012 Form 10-K within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”):

“Changes in Book Value and Estimated Non-GAAP Economic Value

At December 31, 2012, our estimate of non-GAAP economic value per share was $14.48, or $0.53 per share higher than our reported GAAP book value per share. This difference is made up of the following components: The economic valuation of our long-term debt of $91 million (without giving effect to interest rate agreements designated as cash flow hedges with respect to long-term debt), was $49 million, or $0.60 per share, below the unamortized cost basis used to determine GAAP book value; the economic valuation of our net investment in Sequoia of $89 million was $1 million, or $0.01 per share, above the net unamortized cost basis used to determine GAAP book value; the economic valuation of our net investment in the Commercial Securitization of $119 was $1 million, or $0.01 per share, above the net unamortized cost basis used to determine GAAP book value; and, the economic valuation of our investment in the Residential Resecuritization of $154 million, was $7 million, or $0.09 per share, below the net unamortized cost basis used to determine GAAP book value. A further discussion of our estimate of non-GAAP economic value is set forth below under ‘Investments in Consolidated Entities’ and ‘Factors Affecting Management’s Estimate of Economic Book Value.’”

The fair values used to calculate estimated non-GAAP economic values that differed by more than $0.01 per share from their associated GAAP values (i.e., long-term debt and the residential resecuritization) are the same fair values reported in Note 5, Fair Value of Financial Instruments, to the Financial Statements in the 2012 Form 10-K. The significant assumptions used to determine these estimated fair values are disclosed in that footnote. Additionally, page 50 of the 2012 Form 10-K, describes the methodology used to calculate each component of estimated economic values, as follows:

“Factors Affecting Management’s Estimate of Economic Book Value

Our estimated non-GAAP economic value is calculated using bid-side asset marks (or estimated bid-side values) and offer-side marks for our financial liabilities (or estimated offered-side values), when available, using the same valuation process used to estimate the fair values of our other financial assets and liabilities under GAAP. When quoted market prices or observable market data are not available to estimate fair value, we rely on Level 3 inputs. Because assets and liabilities classified as Level 3 are generally based on unobservable inputs, the process of calculating economic value is generally subjective and involves a high degree of management judgment and assumptions. These assumptions may have a significant effect on our estimates of economic value, and the use of different assumptions as well as changes in market conditions could have a material effect on our results of operations or financial condition.”

Finally, we note that Estimated Non-GAAP Economic Value at December 31, 2012, differed by less than 4% from our GAAP book value. We plan to evaluate the need for this non-GAAP disclosure in future Form 10-Q and Form 10-K filings to the extent we believe that our GAAP book value closely approximates our estimated Non-GAAP Economic Value.

Cash and Cash Equivalents, page 51

2.	Please revise your disclosure of the non-GAAP measures contained within your sources and uses of cash table to discuss why management believes these measures provide useful information to investors. Additionally, these measures should be presented with the most directly comparable GAAP measures and reconciled to those measures. Refer to Item 10(e) of Regulation S-K.

As further detailed below, management respectfully submits that the presentation of sources and uses of cash in Table 8 on page 51 of the 2012 Form 10-K does not include non-GAAP financial measures within the meaning of Item 10(e)(2) of Regulation S-K. The reported sources and uses of cash within Table 8 are not measures of Redwood’s historical or future financial performance, financial position, or cash flows that exclude or include (or are subject to adjustments that have the effect of excluding or including) any amounts that are within, or not within, respectively, the aggregate sources and uses of cash that are recorded by Redwood in accordance with GAAP. Rather, as described on page 51 of the 2012 Form 10-K, these figures represent a tabular presentation of Redwood’s sources and uses of cash organized in a manner that is consistent with the way management analyzes them – i.e., by aggregating and netting all sources and uses of cash during the periods presented. As discussed in the Adopting Release for Item 10(e) of Regulation S-K, the definition of non-GAAP financial measures was not intended to include “financial information that does not have the effect of providing numerical measures that are different from the comparable GAAP measure.” The figures presented in Table 8 are the aggregate sources and uses of cash recorded by Redwood in accordance with GAAP and, as described on page 51 of the 2012 Form 10-K, Table 8 begins and ends with Redwood’s GAAP cash balances for the periods presented.

We believe the presentation of Table 8 and the related discussion on page 51 of the 2012 Form 10-K is useful for investors in analyzing our business, because it presents our sources and uses of cash in a manner that is consistent with the way management analyzes our business. In addition, the information in the table presents net sources and uses of cash relating to consolidated securitization entities, rather than the gross cash amounts received by these consolidated entities and the gross cash amounts distributed by these entities, which are not available for use in Redwood’s business. For both of these reasons, we believe that investors appreciate this MD&A disclosure and the insight it provides into how management analyzes this aspect of Redwood’s business and operations.

In preparing the presentation of Redwood’s sources and uses of cash in Table 8, we did not intend for it to be comparable to Redwood’s GAAP Consolidated Statements of Cash Flows. For example, Redwood’s GAAP Consolidated Statements of Cash Flows follow the “indirect method” and reconcile Redwood’s GAAP net income for a given period to the net increase or decrease in cash for that period and include adjustments for non-cash items that impact net income. By contrast, Table 8 presents solely information about sources and uses of cash, does not present adjustments for non-cash items, and does not reconcile to net income or any other financial measure comparable to net income. Furthermore, because there is no overall exclusion or inclusion of any non-GAAP cash amounts in Table 8, due to the fact that the aggregate sources of cash available to Redwood and the aggregate uses of cash by Redwood are included in the table, the primary rationale for any type of reconciliation to Redwood’s GAAP Consolidated Statements of Cash Flows is absent.

We recognize, however, that the presentation of sources and uses of cash in Table 8 in broadly captioned sub-sections that, in some respects, are similar to the broadly captioned subsections of Redwood’s GAAP Consolidated Statement of Cash Flows, could result in a conclusion that Table 8 is intended to be comparable to the GAAP Consolidated Statements of Cash Flows – which was not our intention. We also recognize that our reference in the prefatory language to Table 8 to “non-GAAP amounts”, which was included out of an abundance of caution, may also result in confusion. Consequently, and in response to the Staff’s comment, we plan to enhance Table 8, the related footnotes and prefatory disclosures in any future Form 10-Q or Form 10-K filings in which they or comparable MD&A disclosures are included. These enhancements are intended to more clearly articulate the objective of these disclosures and how they should be interpreted by investors and other readers of Redwood’s MD&A. Please see Annex A to this comment response for the proposed MD&A disclosure, which proposed disclosure has been drafted assuming it would be included in our Form 10-Q for the three months ended March 31, 2013.

*      *      *

As you have requested, we confirm that:

•	Redwood is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Redwood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3584, by fax at 415-381-1773, or by email at chris.abate@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Christopher J. Abate
Christopher J. Abate
Chief Financial Officer

Annex A

Form of Disclosures Relating to Sources and Uses of Cash

The following table presents Redwood’s sources and uses of cash during the three months ended March 31, 2013 in a manner consistent with the way management analyzes them. We believe this table is useful for investors in analyzing our business, because it presents our sources and uses of cash in a manner that is consistent with the way management analyzes our business. In addition, the information in the table presents the net cash distributed to Redwood as a result of our investments in consolidated Sequoia securitization entities, the Commercial Securitization entity, and the Residential Resecuritization entity, rather than the gross cash amounts received by these consolidated entities and the gross cash amounts distributed by these entities.

The beginning and ending cash balances presented in the table below are GAAP amounts. The following table is not a presentation of Redwood’s cash flows for the three months ended March 31, 2013. Our GAAP Consolidated Statements of Cash Flows are presented on page [xx] of this Quarterly Report on Form 10-Q.

Three Months Ended
(In Millions)		March 31, 2013
Beginning Cash Balance	$	x
Business sources and uses (1)
Loans, securities, and investments (2)		x
Cash uses for operations		x
Interest paid on other borrowed funds (3)		x
Dividends		x
Net business sources and uses of cash		x

Origination and acquisition sources and uses
Acquisition of residential loans		x
Origination/acquisition of commercial loans		x
Acquisition of third-party securities		x
Sale of third-party securities		x
Acquisitions of investments in Sequoia entities, net (4)		x
Net origination and acquisition sources and uses of cash		x

Borrowing and other sources and uses
Proceeds from residential loan sales		x
Proceeds from commercial securitization		x
Proceeds from short-term debt, net		x
Proceeds from (repayments of) warehouse debt, net		x
Margin returned, net		x
Derivative pair-off/premiums paid		x
Proceeds from share issuance		x
Changes in working capital		x
Net borrowing and other sources and uses of cash		x

Ending Cash Balance	$	x

(1) Sources and uses of cash from loans, securities, and investments can be volatile from quarter to quarter depending on the level of invested capital, the timing of credit losses, acquisitions, sales, and changes in prepayments and interest rates. Therefore, (i) amounts generated by these investments in a given period is not necessarily reflective of the long-term economic return we will earn on the investments and (ii) it is difficult to determine what portion of the cash received from an investment is a return “of” principal and what portion is a return “on” principal in a given period.

A-1

Annex A

(2) We consolidate certain Sequoia securitization entities, the Commercial Securitization, and the Residential Resecuritization for financial reporting purposes. Sources of cash from loans, securities, and investments includes, among other things, the gross cash received from the loans and securities held at these entities, net of the principal and interest payments made to third parties in respect of ABS issued by these entities, thus representing the net cash received from these entities that is available to Redwood.

(3) Other borrowed funds consist of short-term repurchase and warehouse debt, and long term debt.

(4) Total acquisitions of investments in Sequoia entities in the first quarter of 2013 were $x million. Total sales of investments in Sequoia entities the first quarter of 2013 were $x million.

A-2